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                                                                   Exhibit 99.2

                  QIAGEN launches first Cancer siRNA Oligo Set

Venlo, the Netherlands - October 02, 2002: QIAGEN N.V. (Nasdaq: QGENF, Frankfurt, Neuer Markt: QIA) today announced the launch of the Cancer siRNA Oligo Set, the first set of disease-specific siRNAs for the life sciences market. This product launch positions QIAGEN as the world market and technology leader for products and services focused on siRNA-mediated gene silencing.

This powerful discovery tool is comprised of two siRNAs for each of 139 cancer-related genes, which are recognized as clinically and scientifically relevant. Every siRNA has been designed using state-of-the-art design criteria to maximize gene-silencing potential, and has been synthesized using QIAGEN's patented TOM-amidite chemistry to yield high-quality, high-purity RNA oligonucleotides. QIAGEN's siRNA products combine with QIAGEN's RNA transfection technologies to provide a fully integrated solution for gene silencing.

QIAGEN's proprietary synthetic siRNA synthesis technologies address one of the most dynamic areas of today's functional genomics market. The ability to simply, effectively and specifically down-regulate the expression of genes in mammalian cells holds enormous scientific, commercial, and therapeutic potential.

"We are very proud here at QIAGEN to introduce the first disease-specific siRNA set. Being at the forefront of this technology as a leader gives us the competitive advantage of being the first mover in the market. The depth, significance, and rapid development of this new technology is creating a high degree of excitement throughout the scientific community, and the ability to perform large scale exploratory screening of cancer related genes takes us one step further to understanding the complex mechanisms of cancer" said Patrick Weiss, Director of Gene Silencing, and founder of Xeragon Inc., which was recently acquired by QIAGEN.

About QIAGEN
QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway, Austria and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,700 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions

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and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

                                      ###

     Contacts:
Peer M. Schatz
Chief Financial Officer
QIAGEN N.V.
+49 2103 2911 702
e-mail: p.schatz@de.QIAGEN.com

Dr. Solveigh Mahler
Manager Investor Relations
QIAGEN N.V.
+49 2103 2911 710
e-mail: s.maehler@de.QIAGEN.com

Noonan Russo Communications
+1 (212) 845-4278
Mary Claire Duch